UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                        --------------------------------


                                 SCHEDULE 13D/A

                                  (Rule 13d-1)

           Information to be Included in Statements Filed Pursuant to
      Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)
                                (Amendment No. 1)


                         PRODUCTIVITY TECHNOLOGIES CORP.
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
                           (Title Class of Securities)

                                   743085-10-2

                                 (CUSIP Number)

                               Noah Scooler, Esq.
                            Graubard Mollen & Miller
                                600 Third Avenue
                          New York, New York 10016-2097
                                 (212) 818-8800
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                December 31, 1999
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                                   Page 1 of 4

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 743085-10-2              13D                     Page 2 of 4 Pages
----------------------                                  -----------------------


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Ray J. Friant, Jr.
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|_|
                                                                      (b)|_|

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3         SEC USE ONLY

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4         SOURCE OF FUNDS*

                   Not applicable.
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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                             |_|

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6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States

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                            7        SOLE VOTING POWER

                                              152,250
         NUMBER OF          ---------------------------------------------------
          SHARES            8        SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                             0
           EACH             ---------------------------------------------------
          PERSON            9
           WITH                               152,250
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                           10        SHARED DISPOSITIVE POWER

                                              0
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   152,250

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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                      |_|

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   6.1%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                   IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer

     The class of equity securities to which this Schedule relates is the common stock, $.001 par value ("Common Stock"), of Productivity Technologies Corp. ("Issuer"), a Delaware corporation, whose principal executive offices are located at 509 Madison Avenue, New York, New York 10022.

     The percentage of beneficial ownership reflected in this Schedule is based upon 2,475,000 shares of Common Stock outstanding on March 31, 2000, which number has been obtained from Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000.

Item 2.  Identity and Background

     (a) Name: This Schedule is being filed on behalf of Ray J. Friant, Jr. ("Friant").

     (b) Business Address: Friant has a business address of 30 Boxwood Drive, Convent Station, NJ 07960.

     (c) Principal Business: Friant is retired. He was the Chairman of the Board of the Issuer. The Issuer, through its wholly-owned subsidiary Atlas Technologies, Inc., is primarily engaged in the manufacture and sale of equipment to automate metal stamping press operations.

     (d) During the last five years, Friant has not been convicted in any criminal proceeding.

     (e) During the last five years, Friant has not been parties to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order against him enjoining him from engaging in future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amounts of Funds or Other Consideration

     Not applicable.


Item 4.  Purpose of Transaction

          As of December 31, 1999, Friant resigned as an officer and a director of the Issuer. Upon his resignation, and pursuant to the 1996 Performance Equity Plan, outstanding options to purchase 70,833 shares of Common Stock of the Issuer held by Friant were cancelled.

Item 5.  Interest in Securities of the Issuer

     (a) Friant beneficially owns 152,250 shares of Common Stock, or approximately 6.1% of the Common Stock of the Issuer calculated pursuant to Rule 13d-1. This includes (A) 21,000 shares of Common Stock issuable upon the exercise of warrants purchased by Friant and his wife, as joint tenants, from the Issuer, all of which are currently exercisable or exercisable within 60 days and (B) 10,000 shares of Common Stock owned by Ray Friant IRA.

     (b) Friant has sole voting and dispositive power with respect to the 131,250 outstanding shares of Common Stock owned by him and Ray Friant IRA and shares voting and dispositive power with respect to the 21,000 warrants and shares of common stock issuable upon exercise of such warrants.

    (c)   (1)  In July, 1993, Friant purchased 106,250 shares of Common Stock from the Issuer for $.06 per share, aggregating $6,375.

          (2) On January 31, 1996, Friant and his wife acquired 16,000 warrants to purchase shares of Common Stock in an open market transaction at a price of $.625 per warrant, with an exercise price of $5.00 per share.


                               Page 3 of 4 pages

          (3) On February 25, 1997, Friant and his wife acquired 5,000 warrants to purchase shares of Common Stock in an open market transaction at a price of $.75 per warrant, with an exercise price of $5.00 per share.

          (4) On February 26, 1997, Friant, through Friant Associates, Inc. purchased 10,000 shares of Common Stock in an open market transaction at a price of $3.50 per share. These shares wree subsequently transferred to Ray Friant IRA.

          (5) On June 10, 1997, Friant purchased 1,000 shares of Common Stock in an open market transaction at a price of $2.20 per share.

          (6) On June 11, 1997, Friant purchased 1,000 shares of Common Stock in an open market transaction at a price of $2.325 per share.

          (7) On June 18, 1997, Friant purchased 3,000 shares of Common Stock in an open market transaction at a price of $2.56 per share.

          (8) On June 27, 1997, Friant purchased 5,000 shares of Common Stock in an open market transaction at a price of $2.60 per share.

          (9) On November 2, 1998, Friant purchased 5,000 shares of Common Stock in an open market transaction at a price of $2.24 per share.

     (d) No one other than Friant (and with respect to the 21,000 warrants and shares of Common Stock issuable upon their exercise, Friant's wife) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Friant.

     (e)  Not applicable.

Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of Issuer

           None.

Item 7.  Materials to be Filed as Exhibits

         None.


                                        SIGNATURE

         After reasonable inquiry and to the best of knowledge and belief, it is Certified that the information set forth in this statement is true, complete and Correct.

Dated: July 19, 2000

                                                 /s/  Ray J. Friant, Jr.
                                               -----------------------------
                                                      Ray J. Friant, Jr.


                                Page 4 of 4 Pages